Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

($ in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Income from continuing operations before income taxes	$105,469	$67,445	$33,012	$136,412	$109,458
Fixed charges:
Interest expense(a)	1,643	562	650	193	273
Interest within rental expense(b)	990	780	600	520	420

Total fixed charges	2,633	1,342	1,250	713	693
Earnings	$108,102	$68,787	$34,262	$137,125	$110,151

Ratio of earnings to fixed charges	41.1	51.3	27.4	192.3	158.9

(a)	Interest expenses consists of interest expense incurred in continuing operations.
(b)	Interest within rental expense is estimated to be one-tenth of rental expense.